Exhibit 99.1

Investor Group Reiterates Intent to Vote AGAINST Sesen Bio’s Value-Destructive Merger with Carisma

Proposes Alternative to the Merger That Would Deliver Superior Value for Sesen Bio’s Stockholders

Questions the Sesen Bio Board’s Resistance to Obtaining a New Fairness Opinion for Carisma Now That Comparable Companies Have Declined 30%-60% Since the Merger Announcement

HOUSTON--(BUSINESS WIRE)--Bradley L. Radoff and Michael Torok (together with their affiliates, the “Investor Group” or “we”), who own approximately 8.4% of the outstanding common stock of Sesen Bio, Inc. (Nasdaq: SESN) (“Sesen Bio” or the “Company”), today reiterated their intent to vote AGAINST the Company’s proposed merger with Carisma Therapeutics Inc. (“Carisma”) through the following statement:

“After reviewing the amended merger terms disclosed last week, the Investor Group remains firmly opposed to what we deem an illogical, value-destructive transaction. We contend that Sesen Bio’s stockholders would be far better off if the merger was terminated and the Company’s approximately $140 million in cash was efficiently returned to investors along with the contemplated contingent value right (“CVR”) instrument. We estimate the cash available to return to the Company’s stockholders would translate to at least $0.70 per share – representing an approximately 15% premium to where the Company’s stock currently trades against the backdrop of the flawed merger. The Company’s stockholders could receive additional upside value from the CVR.

In our view, Sesen Bio has placed an absurdly high value on Carisma despite the fact that valuations across the early-stage biotech sector have been resetting. We fear this egregious misstep reflects Sesen Bio’s Board of Directors (the “Board”) having minimal stockholdings, insufficient capital allocation and transaction expertise, and weak public company governance experience. At this point, the Board appears to be either unable or unwilling to act in stockholders’ best interests.

We believe the December 29, 2022 amendment to the merger agreement does not adequately return value to Sesen Bio’s stockholders. We have consistently advocated for terminating the merger in favor of returning cash and a CVR to the Company’s stockholders in a value-maximizing manner. Given that Sesen Bio’s stock price rose more than 20% after the amended terms were disclosed, we suspect there would be an even larger bump if the deal were scrapped altogether. When asked by the Company what it would take for us to support the merger, we have consistently indicated the following terms:

1.	A $100 million cash dividend.
2.	A CVR that covers all of the Company’s legacy assets.
3.	An updated fairness opinion, which we expect will reflect a lower valuation for Carisma.

The Investor Group believes it is critically important for the Board to obtain an updated fairness opinion given that the comparable companies cited in the original fairness opinion have decreased in value by approximately 30% to 60% since the Carisma merger was announced. To date, despite the Board squandering a massive amount of capital on external advisors, there has been a concerning level of resistance to obtaining an updated fairness opinion and ensuring stockholders have the most current information to inform their voting decision. We reserve all of our rights with respect to the Board’s handling of this transaction if it proceeds down its perilous path.”

Contacts

Longacre Square Partners

Greg Marose, 646-386-0091

gmarose@longacresquare.com